Fund JPMorgan Realty Income Fund
Trade Date 10/1/2008
Issuer UDR, Inc. (UDR) Secondary
Cusip 90265310
Shares 12,700
Offering Price $24.25
Spread $1.09
Cost $307,975
Dealer Executing Trade Merrill Lynch & Co Inc.
% of Offering  purchased by firm 2.46%
Syndicate Members Lead Managers: Citigroup Global Markets, Merrill Lynch & Co,
Morgan Stanley.  Co Manager: JPMorgan, BMO Capital Markets, Morgan Keegan & Co
Fund Undiscovered Managers Small Cap Growth Fund
Trade Date 2/11/2009
Issuer Lincoln Educational Services Corporation (LINC) Secondary
Cusip 53353510
Shares 8,300
Offering Price $14.00
Spread $0.77
Cost $116,200
Dealer Executing Trade Barclays Capital Inc
% of Offering  purchased by firm 5.12%
Syndicate Members Credit Suisse, Barclays Capital, Robert W Bair & Co.,
BMO Capital Markets, JP Morgan Securities, Barrington Research